

GOLDEN ENTERPRISES, INC.
2007 ANNUAL REPORT

COMPANY PROFILE



GOLDEN FLAKE SNACK FOODS, INC.

OFFICE HEADQUARTERS: Birmingham, Alabama

- Founded in 1923. Golden Flake is "The South's Original Potato Chip."



EMPLOYEES: Golden Flake employs 970 people. Approximately 584 employees are involved in route sales and sales supervision, 274 are in production and production supervision, and 112 are management and administrative personnel.

WHAT WE SELL: Golden Flake manufactures and distributes a full line of salted snack items such as potato chips, tortilla chips, corn chips, pork skins, cheese puffs, cheese curls, onion rings and puff corn. Golden Flake also sells a line of cookie items, salsas and dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts. Our brands include Golden Flake, Mrs. B's™, Tostados™ and Maizetos™.

MANUFACTURING PLANTS: Birmingham, AL: This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala FL: This plant consists of approximately 100,000 square feet of manufacturing space.

DISTRIBUTION WAREHOUSES: Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson,

Golden Flake is
The South's Original Potato Chip.®

Mississippi; Knoxville and Memphis, Tennessee; Decatur, Marietta and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; Baton Rouge and New Orleans, Louisiana.

VEHICLES: Golden Flake owns a fleet of 821 vehicles which includes 591 route trucks, 45 tractors, 122 trailers and 63 cars and miscellaneous vehicles.


GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY
GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE

Golden Flake Thin & Crispy Potato Chips, and Golden Flake Dip Style Potato Chips

TO OUR STOCKHOLDERS




GOLDEN
FLAKE

GOLDEN FLAKE SNACK FOODS, INC.

The 2007 year was one of positive growth. We also experienced unique challenges in our business, and we have aggressively addressed them. The commitment to quality products and outstanding customer service has enabled us to generate solid sales increases. While we did not achieve all of our goals, we made good progress. Throughout the year, and in the fourth quarter, we realized a solid year-over-year gain in operating profit, setting the stage for positive results in 2008. I believe that today we are a stronger and more focused Company with a bright future.

We achieved sales of $110.8 million, an increase of 4% over last year. Net income was $1,213,234 compared to $288,936 last year. Basic and diluted earnings per share were $.10 for the fiscal year ended June 1, 2007, versus $.02 last year, a 320% increase. Efficiencies and increased net sales offset the pressures of higher fuel prices, healthcare and rising commodity costs.

Our capital expenditure budget is $1.5 million for 2008. We will continue to contribute to the sales growth of our customers by doing what we do best: *Exceeding their expectations through quality sought after products and excellent service.*



Please accept my personal invitation to attend our annual meeting of stockholders to be held at our Birmingham headquarters on September 20, 2007 at 11:00 a.m. Central Daylight Time.

Mark McCutcheon
President & Chief Executive Officer

Golden Flake Sour Cream 'N Onion Dip Style Potato Chips, Golden Flake Honey Barbecue Thin & Crispy Potato Chips and Golden Flake Dill Pickle Thin & Crispy Potato Chips

Golden Flake Hot Thin & Crispy Potato Chips and Golden Flake Sweet Heat Barbecue Thin & Crispy Potato Chips

...we are a stronger and more focused Company with a bright future.

NEW PRODUCTS


GOLDEN
FLAKE

GOLDEN FLAKE SNACK FOODS, INC.

The 2006-2007 fiscal year proved to be a huge success with the introduction of several new items. Our renowned reputation for quality and value remains prevalent as we pursue new products and stay current with trending markets.

Golden Flake Barbecue Baked Potato Crisps, Golden Flake Original Baked Potato Crisps, Golden Flake Trail Mix and Golden Flake Sunflower Kernels


99¢
GOLDEN
FLAKE
BARBECUE
Flavored
Baked
POTATO
Crisps
• 0g Trans Fat
• 1g Saturated Fat
• No Cholesterol
NET WT. 1.88 OZ. (53.3g)
GOLDEN
FLAKE
ORIGINAL
Baked
POTATO
Crisps

NEW PRODUCTS

Golden Flake Bacon Cheddar Fries, Tostados™ Large Rounds Tortilla Chips, Mrs. B's™ All Natural Blue Corn Tortilla Chips, Brezel Braids, Butter Flavored Pretzel Braids, Mrs. B's™ Southern Sweet Onion Super Wavy Potato Chips, Golden Flake Southern Heat Dip Style Potato Chips and Golden Flake Hot and Mild Flavored Snack Sticks

Variety, diversity and NEW... what our consumers demand for the future.


6

NEW CATEGORY


NRG
POTATO CHIPS

THE NEW BREED OF ENERGY™

We have a new category of products that was introduced to the market this past July that has the potential to match the revenue generated by some of our most successful products. That product is called NRG™ Potato Chips.

NRG™ Potato Chips are unique because they offer consumers an energy boost similar to popular energy drinks. Infused with Caffeine, Taurine and B-Vitamins, NRG™ Potato Chips are unlike any other potato chips on the market today. Phoenix Fury is the first NRG™ Potato Chip flavor offering a HOT, fiery energy boost.


NRG
POTATO CHIPS
PHOENIX FURY
The NEW BREED of ENERGY!

We believe the potential of this product is truly unlimited and have produced promotional support materials to spread awareness throughout the consumer markets. These items include a fully wrapped PT Cruiser which will be used for product samplings, full color window clings which will be placed in highly visible locations in convenience stores and other merchandising outlets and floor displays that encourage consumer interest in the NRG™ brand.


THE NEW BREED OF ENERGY
PHOENIX FURY
REVITALIZE & SOAR!
NRG
POTATO CHIPS
CAFFEINE & B-VITAMINS

NRG™ Phoenix Fury Potato Chips Promotional PT Cruiser


TAURINE CAFFEINE B-VITAMINS
NRG
POTATO CHIPS
THE NEW
BREED OF ENERGY™
PHOENIX FURY

NRG™ Phoenix Fury Potato Chips Display


NRG
POTATO CHIPS
TAURINE CAFFEINE B-VITAMINS
THE NEW
BREED OF ENERGY™


NRG
POTATO CHIPS

NEW CATEGORY

NRG™ Potato Chips will also have a web site, www.nrgsnax.com, devoted to providing consumers with product information, promotional events and the latest news about NRG™.

NRG™ Potato Chips, the NEW Breeed of Energy!



Condensed Financial Statements

	2007	2006
Net Sales	110,826,925	106,546,696
Pre-Tax Income	2,015,139	687,322
Net Income	1,213,234	288,936
Net Income Per Share	.10	.02

At year end:

	2007	2006
Total Assets	33,325,428	33,728,082
Total Liabilities	13,875,305	14,011,768
Stockholders' Equity	19,450,123	19,716,314



NET INCOME ($ millions)
7
6
5
4
3
2
1
0
-1
-0.05
-0.01
0.3
1.2
2003
2004
2005
2006
2007



NET SALES ($ millions)
115
110
105
100
95
90
85
96.6
97.6
103.1
106.5
110.8
2003
2004
2005
2006
2007



BASIC AND DILUTED
EARNINGS PER SHARE ($)
.70
.60
.50
.40
.30
.20
.10
.00
-.10
0.00
0.00
0.02
0.10
2003
2004
2005
2006
2007



CAPITAL EXPENDITURES
NET OF DISPOSALS and
DEPRECIATION ($ millions)
7
6
5
4
3
2
1
0
0.3
2.5
0.8
2.3
2.5
2.3
1.3
2.3
0.7
2.3
2003
2004
2005
2006
2007



TOTAL ASSETS ($ millions)
70
60
50
40
30
20
10
0
36.5
33.6
34.4
33.7
33.3
2003
2004
2005
2006
2007



SHAREHOLDERS' EQUITY ($ millions)
60
50
40
30
20
10
0
24.1
22.5
21.0
19.7
19.5
2003
2004
2005
2006
2007



RETURN ON EQUITY (%)
14
12
10
8
6
4
2
0
-2
-4
-6
-5.1
0.0
0.0
1.4
6.2
2003
2004
2005
2006
2007



GOLDEN ENTERPRISES, INC.
One Golden Flake Drive
Birmingham, Alabama 35205

NOTICE OF ANNUAL MEETING

Notice Is Hereby Given that the Annual Meeting of the Stockholders of Golden Enterprises, Inc., (the "Company") a Delaware Corporation, will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 20, 2007, at 11:00 A.M., Birmingham time, for the following purposes:

1. To elect a Board of Directors.

2. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on August 3, 2007, are entitled to notice of and to vote at the meeting. All Stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors

John S. Stein
Chairman

Birmingham, Alabama
September 1, 2007

HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES MUST BE PRESENT EITHER IN PERSON OR BY PROXY IN ORDER TO HOLD THE MEETING. TO INSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ACCOMPANYING ENVELOPE. IF YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES PERSONALLY AT ANY TIME BEFORE THE PROXY IS EXERCISED.

PROXY STATEMENT

GENERAL

The annual meeting of the stockholders of Golden Enterprises, Inc. (the "Company") will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 20, 2007, at 11:00 A.M. All holders of record of common stock as of August 3, 2007, will be entitled to vote at the meeting and any adjournment thereof.

The purpose of this proxy solicitation is to enable those stockholders who will be unable to personally attend the meeting to vote their stock.

PERSONS MAKING THE SOLICITATION

This proxy is solicited on behalf of the Board of Directors of Golden Enterprises, Inc. The cost of solicitation will be paid by the Company and will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by telephone, telegram, or personal interview at no additional compensation.

SECURITY HOLDERS ENTITLED TO VOTE

Holders of shares of common stock of the Company of record at the close of business on August 3, 2007, will be entitled to vote at the Annual Meeting and at any and all adjournments thereof. Each share of common stock entitles its owner to one vote. The number of shares of common stock of the Company (exclusive of treasury shares) outstanding at the close of business on August 3, 2007 was 11,835,234 shares.

Stockholders who execute proxies retain the right to revoke them at any time before they are voted. If the enclosed proxy is properly signed and returned to the Company and not so revoked, the shares represented thereby will be voted in accordance with its terms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At August 3, 2007, SYB, Inc., the Estate of Sloan Y. Bashinsky, Sr., deceased, and Compass Bank, as Trustee of the Golden Enterprises, Inc., and subsidiaries Employee Stock Ownership Plan, were the only persons who beneficially owned more than 5% of the outstanding voting securities of the Company. The following table sets forth the number of shares of common stock of the Company beneficially owned by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
	Direct	Indirect	
SYB, Inc. 3432 Briarcliff Road East Birmingham, Alabama 35223	5,283,128	-0-	44.6%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) Direct	Indirect		Percent of Class
The Estate of Sloan Y. Bashinsky, Sr. 2117 Second Avenue N. Birmingham, Alabama 35203	1,014,500	-0-		8.5%
Compass Bank, as Trustee of the Golden Enterprises, Inc. and subsidiaries Employee Stock Ownership Plan 701 South 32nd Street Birmingham, Alabama 35233 (a)	-0-	766,929	(2)	6.5%

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose, or to direct the disposition of such security.

(2) The Employee Stock Ownership Plan provides that the shares held by the Trustee are voted by an administrative committee made up of 3 members. The Board of Directors of the Company determines the members of the committee. Present members of the administrative committee are: John S. Stein, Chairman of the Board, Mark W. McCutcheon, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., and Patty Townsend, Chief Financial Officer, Vice President and Secretary of the Company.

(a) The Employee Stock ownership Plan is an employee benefit plan qualified under §401(a) of the Internal Revenue Code and subject to the Employee Retirement Income Security Act of 1974.

Security Ownership of Management

The following table shows the shares of common stock of Golden Enterprises, Inc., beneficially owned, directly or indirectly, by each Director and Nominee for Director and all Directors and Officers of the Company as a group at August 3, 2007:

Name	Amount and Nature of Beneficial Ownership (1) Direct		Indirect		Percent of Class
John S. Stein (a) (b) (c)	288,854		-0-	(2) (4)	2.4%
J. Wallace Nall, Jr.	-0-		196,000	(2) (5)	1.7%
F. Wayne Pate	139,007		32	(2) (6)	1.2%
Edward R. Pascoe	60,000		-0-		*
John P. McKleroy, Jr. (d) (e) (f)	34,000	(3)	-0-	(2)	*
James I. Rotenstreich	9,533		-0-		*
John S. P. Samford	1,666		-0-		*
Joann F. Bashinsky (g) (h)	12,704		-0-	(2)	*
Mark W. McCutcheon	4,455		-0-	(2) (4)	*
Randy Bates	4,048		-0-		*
David Jones	344		-0-		*
Patty Townsend	-0-		-0-	(4)	*
All Directors and Officers as a group	554,611		196,032		6.3%

*Less than one percent of class

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) Each designated director is a member of the Voting Committee created under the Will and under the SYB, Inc. Common Stock Trust of Sloan Y. Bashinsky, Sr. ("Bashinsky"). As a member of the Voting Committee, each designated director participates in the vote of the shares of common stock of the Company owed by SYB, Inc. (5,283,128 shares) and by the Estate/Testamentary Trust of Bashinsky (1,014,500 shares). Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc., is also a member of the Voting Committee. The decision of the majority of the members of the Voting Committee govern how the stock is voted. The Directors do not possess and specifically disclaim any beneficial ownership of the shares owned by SYB, Inc. and the Estate/Testamentary Trust of Bashinsky.

(3) Includes 28,480 shares held by a self-employed pension plan and personal IRA account for the benefit of John P. McKleroy, Jr.

(4) Does not include any portion of the 766,929 shares of common stock of the Company which are owned by Compass Bank, as Trustee of the Golden Enterprises, Inc. and subsidiaries Employee Stock Ownership Plan. John S. Stein, Mark W. McCutcheon and Patty Townsend are members of the plan's administrative committee and exercise the voting power of the shares and each disclaims any beneficial ownership of such shares with the exception of the following shares which are vested in their respective accounts as an employee-participant under the Plan: Stein 49,250, McCutcheon 3,151 and Townsend 732.

(5) Shares owned by Nall Development Corporation, a corporation of which J. Wallace Nall, Jr. is a Director and President. For SEC reporting purposes, Mr. Nall is deemed the beneficial owner of such shares. Except for SEC reporting purposes, Mr. Nall disclaims beneficial ownership of such shares.

(6) Includes 32 shares owned by the wife of F. Wayne Pate.

(a) Mr. Stein is a Director and President of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(b) Mr. Stein is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(c) Mr. Stein is designated under the Will of Sloan Y. Bashinsky, Sr., deceased, as a Co-Personal Representative/Co-Trustee of his Estate and Testamentary Trust. The Estate and Trust own 1,014,500 shares of the Company stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(d) Mr. McKleroy is a Director and Secretary of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(e) Mr. McKleroy is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(f) Mr. McKleroy is designated under the Will of Sloan Y. Bashinsky, Sr., deceased, as a Co-Personal Representative/Co-Trustee of his Estate and Testamentary Trust. The Estate and Trust own 1,014,500 shares of the Company stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(g) Mrs. Bashinsky is a Director, Chairman and CEO of SYB, Inc., which owns 5,283,128 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

(h) Mrs. Bashinsky is a Director, Chairman and CEO of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

Each Director has the sole voting and investment power of the shares directly owned by him/her.

Change in Voting Control

Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Company which constitutes voting control of the Company. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

SYB, Inc.	5,283,128 shares
SYB, Inc. as Trustee of the Sloan Y. Bashinsky, Sr. Trust dated February 16, 1982	1,000,000 shares
Bashinsky Foundation, Inc.	400,544 shares
Sloan Y. Bashinsky, Sr.	14,500 shares

As a result of Mr. Bashinsky's death, and the probate of his will on August 12, 2005, the 1,000,000 shares held in the SYB, Inc. Trust and the 14,500 shares held in his name passed to his Estate/Testamentary Trust created under his Will. SYB, Inc. continues to own the 5,283,128 shares and the Bashinsky Foundation, Inc. continues to own the 400,544 shares.

John S. Stein, Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a Director and officer of Bashinsky Foundation, Inc. The stock of the Company owned by Bashinsky Foundation, Inc. is voted by its board of directors and is not subject to the Voting Committee, as described below.

John S. Stein, Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a director and officer of SYB, Inc. The voting stock of SYB, Inc. is vested in the SYB, Inc. Common Stock Trust and John P. McKleroy, Jr. serves as a Co-Trustee of this Trust.

John S. Stein and John P. McKleroy, Jr. are designated under Mr. Bashinsky's Will as Co-Personal Representatives of his Estate and as Co-Trustees of his Testamentary Trust ("Testamentary Trust").

Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Company held by SYB, Inc. and his Estate/Testamentary Trust, along with the voting shares of SYB, Inc. shall be voted by a committee made up of members of the Board of Directors of Golden Enterprises, Inc. and one member designated by his Estate Personal Representatives/Trustees ("Voting Committee"). Consequently, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 1,014,500 shares of the Company stock held by Mr. Bashinsky's Estate/Testamentary Trust, all of which constitute a majority of the stock of the Company, are voted by the Voting Committee. The Voting Committee presently consists of John S. Stein, J. Wallace Nall Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky and Mark W. McCutcheon, all directors of the Company, along with Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc. The decision of a majority of the members of the Voting Committee govern how the stock is voted.

The Voting Committee will continue to vote the Company stock owned by SYB, Inc. (5,283,128 shares) and by the Testamentary Trust (1,014,500 shares), respectively, until the SYB, Inc. Common Stock Trust and the Testamentary Trust terminate. The Testamentary Trust will terminate upon the death of Joann F. Bashinsky and the SYB, Inc. Common Stock Trust will terminate upon the earliest to occur of the following dates: (i) in the event the Company should be sold, five (5) years from the date of the sale of the Company, or (ii) December 31, 2020.

Upon termination of the SYB, Inc. Common Stock Trust, the assets of the Trust will be distributed to Sloan Y. Bashinsky, Sr.'s descendants and control of the Company stock held by SYB, Inc. (5,283,128 shares) will transfer to these descendants and the Voting Committee will cease to vote these shares. Upon termination of the Testamentary Trust, the Company stock held by the Testamentary Trust (1,014,500 shares) will transfer to various charitable organizations and the Voting Committee will cease to vote these shares.

ELECTION OF DIRECTORS

At the Annual Meeting, nine Directors are to be elected, each to hold office until the next Annual Meeting of Stockholders, or until a successor has been elected and qualified. All nominees are presently members of the Board of Directors and were elected to the Board by vote of the stockholders at the last annual meeting. Proxies can not be voted for a greater number of persons than the number of nominees named.

Shares represented by your proxy will be voted in accordance with your direction as to the election as directors of the persons hereinafter listed as nominees. In the absence of direction, the shares represented by your proxy will be voted FOR such election. Should any of the persons listed as nominees become unavailable as a nominee for election, it is intended that the shares represented by your proxy will be voted for the balance of those named and for a substitute nominee or nominees proposed by the Board of Directors unless the Board reduces the number of directors, but the Board knows of no reason to anticipate that this will occur.

The following table shows the names of the nominees for election as directors, their respective ages as of August 3, 2007, the principal occupation, business experience and other directorships held by such nominees, and the period during which such nominees have served as directors of the Company.

Name and Age	Principal Occupation Business Experiences and Other Directorships	Director Since
John S. Stein, 70	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is a Director of Compass Bancshares, Inc.	1971
Edward R. Pascoe, 70	Mr. Pascoe is retired Chairman of the Board of Steel City Bolt & Screw, Inc. (formerly Coosa Acquisition, Inc.) which, in 1995, acquired the bolt and special fastener business owned by the Company. He served as President of Steel City Bolt & Screw, Inc. and Nall & Associates, Inc., which were wholly-owned subsidiaries of the Company, from 1972 and 1973, respectively, until 1995.	1971
John P. McKleroy, Jr., 63	Mr. McKleroy is an attorney and member with Spain	1976

	& Gillon, L.L.C., general counsel for the Company. He has practiced law with this firm since 1968.	
James I. Rotenstreich, 69	Mr. Rotenstreich is Chairman and Chief Executive Officer of JHF Holdings, Inc. ("JHF"), a company formerly doing business under the name of Jefferson Home Furniture Company, Inc. He has served as Chief Executive Officer since 1967 and as Chairman since 1992. In May of 1994, JHF sold its retail home furniture interest and is presently engaged in real estate and investment holdings.	1984
John S. P. Samford, 57	Mr. Samford is President and sole owner of Samford Capital Corporation, an investment holding company which he formed in 1989.	1984
J. Wallace Nall, Jr., 67	Mr. Nall is President of Nall Development Corporation and a General Partner of Nall Partnership, Ltd. He has held these positions since 1981. Nall Development Corporation is an investment holding company and Nall Partnership, Ltd. is a real estate investment and development company.	1991
F. Wayne Pate, 72	Mr. Pate retired as President of the Company on May 31, 2000. He served as President from November 1, 1998 until retirement. He also served as President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company from September 20, 1991, to November 1, 1998.	1992
Joann F. Bashinsky, 75	Mrs. Bashinsky is Chairman and CEO of SYB, Inc., an investment holding company, which is a principal owner of the Company. Mrs. Bashinsky served as Vice President of SYB, Inc. from 1981 until August 8, 2005, at which time she was elected Chairman and CEO. Mrs. Bashinsky also serves as Chairman and CEO of Bashinsky Foundation, Inc., a private charitable foundation.	1996
Mark W. McCutcheon, 52	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company. He has served as President and Chief Executive Officer of the Company since April 4, 2001 and as President of Golden Flake since November 1, 1998. He has been employed by Golden Flake since 1980.	1999

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Director Independence

The Board has determined that Edward R. Pascoe, James I. Rotenstreich and John S.P. Samford, are qualified as "Independent Directors" within the meaning of the director independence standards of the NASDAQ Stock Market, Inc. ("NASDAQ") and the Securities and Exchange Commission ("SEC") under the Exchange Act of 1934. All other directors serve on the Voting Committee described in "Security Ownership of Management" and would not qualify as Independent Directors.

Meetings of Independent Directors

The Independent Directors meet in executive session (with no management directors or officers present) at least twice each year.

Committees Of The Board Of Directors

The Board of Directors has a Compensation Committee, a Stock Option Committee and an Audit Committee. The Board of Directors has no standing Nominating Committee.

The Compensation Committee reviews the performance of the Executive Officers of the Company and the top executive officer of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary, and recommends to the Board of Directors of the Company the appropriate compensation level and compensation and benefit programs of such officers. The Compensation Committee consists of John S. Stein, John S.P. Samford, James I. Rotenstreich, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Compensation Committee met once during fiscal year 2007.

The Stock Option Committee determines the key employees of the Company and its subsidiary to whom stock options and stock appreciation rights will be granted under the Company's Long Term Incentive Plan. The Stock Option Committee consists of John S. Stein, John S.P. Samford, James I. Rotenstreich, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Stock Option Committee met once during fiscal year 2007.

The Audit Committee reviews the results of the annual audit and quarterly financial statements, selects and engages the independent accountants, assesses the adequacy of the Company's procedures in connection with financial controls and receives and considers the independent accountants' comments as to internal controls. The Audit Committee acts pursuant to a written charter, which is reviewed annually by the Board of Directors. James I. Rotenstreich, Chairman, John S.P. Samford and Edward R. Pascoe constitute the Audit Committee of the Board of Directors. The Board of Directors has determined that all of the members of this committee qualify as independent directors under the current requirements of NASDAQ. The Board of Directors has further determined that all of the members of this committee qualify as an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission ("SEC"). The Audit Committee met four times during fiscal year 2007. See "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS".

Meetings Of The Board Of Directors and Committees

During the fiscal year ended June 1, 2007, there were four regular meetings of the Board of Directors. The Compensation Committee and the Stock Option Committee met once and the Audit

Committee met four times during the fiscal year 2007. All directors attended all of the meetings of the Board and the Committees on which they served.

Compensation of Directors

During the fiscal year ended June 1, 2007, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

Board Member Attendance at Annual Meetings

It is the policy of Golden Enterprises that each member of the Board shall make a reasonable effort to attend all meetings of the Board, applicable committee meetings and the Company's annual meeting of shareholders. All Directors attended the Annual Stockholders Meeting held last year.

Nomination of Directors

During the fiscal year ended June 1, 2007, the Company did not have a standing nominating committee. The NASDAQ rules do not require the Company to have a nominating committee since the Company was a "controlled company" pursuant to Rule 4350(c)(5), in that more than 50% of the voting common stock of the Company was held by SYB, Inc. and the Estate of Sloan Y. Bashinsky, Sr., all of which were affiliated, and such shares are voted by a Voting Committee created under the Will/Testamentary Trust of Sloan Y. Bashinsky, Sr. and under the SYB, Inc. Common Stock Trust. The Voting Committee is comprised of John S. Stein, J. Wallace Nall, Jr., F. Wayne Pate, John P. McKleroy., Joann F. Bashinsky and Mark W. McCutcheon, all directors of the Company and Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc. The Board believes that it is not necessary to have a separate nominating committee in view of the size of the Company, and the fact that the Company was a "controlled company". Nominees for election as a director are determined by the entire Board. The Board will make all decisions regarding Board nominees based upon the best interest of the Company and its shareholders.

Communications with the Board

Shareholders interested in communicating directly with the Board of Directors may do so by writing the Secretary of the Company, at the following address:

Board of Directors of Golden Enterprises, Inc.
C/O Corporate Secretary
One Golden Flake Drive
Birmingham, Alabama 35205

All such letters must identify the author as a shareholder. The Secretary of Golden Enterprises will review all such communications and forward all appropriate communications to the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Directors, certain Executive Officers and beneficial owners of more than ten percent of the stock of the Company file reports of stock ownership and changes in ownership with the Securities and Exchange Commission. These reports consist of Forms 3, Initial Statement of Ownership, 4, Monthly Reports, and 5, Annual Reports. Based upon a review of copies of such reports, or representations that no reports were due to be filed by Directors, Executive Officers or beneficial owners of more than ten percent of the stock of the Company, the Company believes that Section 16(a) filing requirements applicable to its Directors, Executive Officers and beneficial owners of more than ten percent of the stock of the Company were complied with during the fiscal year 2007.

CORPORATE GOVERNANCE

Board of Directors and Committees

Directors are expected to devote sufficient time to carrying out their duties and responsibilities effectively. The Board of Directors meets regularly four times each fiscal year to review matters affecting the Company and to act on matters requiring the Board's approval. It also holds special meetings whenever circumstances require and may act by unanimous written consent without a meeting.

The Company's Board of Directors currently consists of nine directors. John S. Stein serves as the Chairman of the Board. The Board of Directors met four times during the fiscal year ended June 1, 2007, all of which were regularly scheduled meetings. In the last fiscal year, the Independent Directors met twice in executive session. All directors attended 100% of the meetings of the Board and the meetings of the committees on which they served during the fiscal year ended June 1, 2007. The Board has a policy expecting director attendance at all Board and committee meetings and the Company's annual meeting of stockholders.

The Company's Board has established an Audit Committee and Compensation Committee. The Charter for the Audit Committee is available from the Company. The Compensation Committee has no Charter, but its duties and responsibilities were/are set forth in corporate minutes adopted by the Board. In addition, the Board may from time to time establish special purpose committees. There were no special purpose committees existing in the last fiscal year.

Corporate Governance Documents

Certain documents relating to corporate governance matters are available on the Company website at www.goldenflake.com. These corporate governance documents include, among others, the following:

- Charter for the Audit Committee of the Board;
- Code of Business Conduct and Ethics;
- Complaint Procedures for Accounting and Accounting Matters; and
- Disclosure Controls and Procedures.

Stockholders may also obtain a copy of these documents free of charge by contacting Patty Townsend, Chief Financial Officer, by email at ptownsend@goldenflake.com or by telephone at (205) 323-6161.

Director Independence

Of the nine directors currently serving on the Board of Directors, the Board has determined that Messrs Rotenstreich, Pascoe and Samford are "Independent Directors" as defined in the rules of the NASDAQ Stock Market, Inc. (NASDAQ). As a Controlled Company, the Company is exempt from certain independence requirements of the NASDAQ rules, including the requirement to maintain a majority of Independent Directors on the Board of Directors, an Independent Compensation Committee or a Standing Nominating/Corporate Governance Committee or committees performing similar function.

All members of the Audit Committee must be Independent Directors as defined by NASDAQ Policies and Practices and U.S. Securities and Exchange Commission. The Company's three Independent Directors serve on the Audit Committee, with Mr. Rotenstreich serving as Chairman.

Policies and Practices

The Company's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including the following:

- All members of the Audit Committee are independent;
- The Charter of the Audit Committee establishes the Committee's duties and responsibilities;
- The independent members of the Company's Board of Directors meet regularly ("executive sessions") without the presence of management;
- The Company has a policy for attendance of Board members at both regular Board and committee meetings and shareholder meetings;
- The Company has adopted a Code of Conduct and Ethics;
- The Company has adopted Disclosure Controls and Procedures which establishes a committee for regular evaluation of internal company disclosure control and procedures;
- The Company has procedures in place for the anonymous submission to the Audit Committee of employee and third party complaints on accounting, internal accounting controls or auditing matters;
- The Company has policies and procedures for stockholders to communicate directly with the Board of Directors; and
- The Audit Committee must review, approve and/or ratify all related party transactions.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

The Company provides what it believes is a competitive total compensation package to its executive management team through a combination of base salary, cash and equity incentives and the right to participate in the Company's broad-based benefits program. Any incentive compensation is directly related to the Company's financial performance.

This Compensation Discussion and Analysis explains the Company's compensation philosophy, policies and practices with respect to the Company's Chief Executive Officer and Chief Financial Officer and Executive Vice President of Sales, Marketing and Transportation and Executive Vice President of Operations, Human Resources and Quality Control of the Company's subsidiary, all of whom are referred to as the "Executive Officers".

Compensation Committee Membership and Organization

The Compensation Committee is appointed by and serves at the discretion of the Board. The Compensation Committee presently consists of six members. Since the Company qualifies under NASDAQ Stock Market Rules as a Controlled Company, the Compensation Committee is not required to meet the independence requirements of the listing standards of NASDAQ and the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Exchange Act, however, at least two members of the Committee meet the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Objectives of the Executive Compensation Program

The Compensation Committee is responsible for establishing and administering the Company's policies governing the compensation for the Executive Officers. All actions of the Compensation Committee must be approved by the Board of Directors. Because the Company qualifies as a Controlled Company pursuant to the exception of NASDAQ Stock Market Rule 4350(c)(5), the Compensation Committee is composed of both independent and non-independent directors. See "Committees of the Board of Directors" above.

The purpose of the Company's executive compensation program is to attract, retain and motivate qualified executives to manage the business so as to maximize profits and stockholder value. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus based upon operating earnings and Company perquisites or benefits. Awards of stock or stock options may be made under the Long Term Incentive Plan. The Compensation Committee annually considers and makes recommendations to the Board as to executive compensation including changes in base salary and cash incentive bonuses. Stock options and awards of stock under the Long Term Incentive Plan are granted by the Stock Option Committee, which is composed of the same members as the Compensation Committee.

Consistent with the above-noted purpose of the executive compensation program, in recommending the aggregate annual compensation of Executive Officers, the Compensation Committee considers the individual contribution and performance of the executive, the Company's overall performance and the total return to stockholders. The Company's executive compensation program focuses on strategic plans, corporate performance measures, and specific corporate goals. The corporate performance measures which the Compensation Committee considers include sales, earnings, return on equity and comparisons of sales and earnings with prior years and with budgets.

The Compensation Committee does not rely on any fixed formulae or specific numerical criteria in determining an executive's aggregate compensation. It considers corporate and personal performance criteria and the economic environment, changes in the cost of living, competitive compensation levels and the recommendations of management. The Compensation Committee exercises business judgment based on all of these criteria and the purposes of the executive compensation program.

The Elements of the Executive Compensation Program

Overall, the Company's executive compensation programs are designed to be consistent with the objectives and principles set forth above. The basic elements of the Company's executive compensation programs are summarized in the table below, followed by a more detailed discussion of each element of compensation.

Type of Compensation	Characteristics	Goals
Base salary	Fixed annual cash compensation. All executives are eligible for periodic increases in base salary based on performance and cost of living.	Keep the executive's annual compensation competitive with the market for skills and experience necessary to meet the job requirements of such executive.
Incentive bonus and awards	Performance-based annual cash bonuses and equity awards. Cash bonuses are based on company performance against target performance levels. Equity awards are granted in the discretion of the Stock Option Committee.	Motivate and reward for the achievement of financial goals. Potential for greater amounts are intended to motivate executives and to not reward them if goals are not met.
Health, welfare and retirement benefits	Fixed component. The same/comparable health, welfare and qualified retirement benefits (medical, dental, disability insurance, life insurance, 401(k) Profit Sharing Plan and Employee Stock Ownership Plan are available for all full-time employees).	Provide benefits to meet the health, welfare and retirement needs of employees, to the extent possible.

Base Salary

To attract and retain executives with the ability and the experience necessary to lead the Company and enhance stockholder value, the Company provides what the Compensation Committee believes to be a competitive total compensation package. Base salaries are established considering individual performance and experience, to ensure that each executive is appropriately compensated.

The Compensation Committee reviews salary ranges and individual salaries for Executive Officers and establishes the base salary for each Executive Officer based on the following:

- internal factors, such as, the individual's performance and experience, and the pay of others on the executive team;
- the Company's overall performance and the individual contribution and performance of the executive;
- consideration of the Company's strategic plans, corporate performance measures, and specific corporate goals including sales, earnings, return on equity and comparisons of sales and earnings with prior years and with budgets;
- consideration of pay levels among individuals in comparable positions with transferable skills within the snack food industry and comparable companies in general industry; and
- recommendations of management.

The base salaries paid to the named Executive Officers are set forth below in the Summary Compensation Table. The Company believes that the base salary paid to its Executive Officers during the fiscal year ended June 1, 2007 is consistent with executive compensation objectives of providing a competitive base salary.

Incentive Bonus Awards

Cash Bonuses

Cash incentive bonus awards are solely based on established and pre-approved percentages of pre-tax profit levels.

Long Term Incentive Plan

Shareholders have previously approved the Golden Enterprises, Inc. 1996 Long Term Incentive Plan (the "Plan"). The purpose of the Plan is to further the growth in earnings and market appreciation of the Company by providing long term incentives to those officers and key employees of the Company or its subsidiaries who make substantial contributions to the Company through their ability, loyalty, industry and invention.

The Plan is administered by the Stock Option Committee of the Board of Directors which is composed of the same persons as the Compensation Committee.

The Plan authorizes the Stock Option Committee to grant to officers and key employees in the Plan (i) stock options (which may be non-qualified options or incentive stock options for tax purposes), (ii) stock appreciation rights ("SARs") (which may be issued in tandem with stock options), (iii) restricted stock awards, (iv) performance units (which may be in stock, cash or a combination thereof), and (v) supplemental cash payments. Persons eligible to participate in the Plan shall be those officers and key employees of the Company and its subsidiaries who are in positions in which their decisions, actions and counsel significantly impact the performance of the Company or its subsidiaries. Participants are chosen from this group by the Stock Option Committee.

Shares Reserved for Issuance. The aggregate number of shares of the Company's common stock which may be issued under the Plan may not exceed 500,000. Shares subject to options granted under the Plan which expire unexercised, or shares subject to awards which are otherwise forfeited or canceled, will not count against this limit. The maximum number of shares with respect to which awards may be granted to any individual in any one year under the Plan is 100,000.

Stock Options. The Stock Option Committee is authorized to determine the terms and conditions of all option grants, subject to certain specific limitations as set forth in the Plan. In general, no option may be granted with an exercise price of less than the fair market value of a share of the Company's common stock on the date of grant (110% if the grantee beneficially owns more than 10% of such stock), the term of an option may not be longer than ten (10) years, and any option shall be subject to certain restrictions on transferability. Payment of the option price may be in cash, check or other instrument acceptable to the Stock Option Committee, or, in the discretion of the Stock Option Committee, in the form of unrestricted common stock of the Company owned by the optionee.

Stock Appreciation Rights ("SARs"). The Stock Option Committee is authorized to grant SARs either independent of or in connection with stock options granted under the Plan. The exercise of SARs will entitle the holder thereof to an amount (the "appreciation") equal to the difference between the fair market value of the common stock on the date the SAR was issued (or, in the case of SARs issued in connection with options, the exercise price under the related option agreement) and the fair market value of a share of common stock of the Company on the date the SAR is exercised. The appreciation will be payable in cash or common stock of the Company at the discretion of the Stock Option Committee. The exercise of SARs granted in connection with options will terminate those options.

The exercise of SARs which are paid in common stock will be treated as the issuance of the shares of common stock to which the SARs relate for purposes of calculating the maximum number of shares which have been issued under the Plan.

Restricted Stock. The Stock Option Committee is authorized to award restricted stock under the Plan subject to such terms and conditions as the Stock Option Committee may determine. The Stock Option Committee will have authority to determine the number of shares of restricted stock to be awarded, the price, if any, to be paid by the recipient of the restricted stock, and the date on which the restricted stock will vest. The vesting of restricted stock may be conditioned upon the completion of a specified period of service with the Company, upon the attainment of specified performance goals, or upon such other criteria as the Stock Option Committee may determine. The Stock Option Committee has the discretion to make loans to the recipients for the purchase price of the restricted stock and to accelerate the vesting of the restricted stock on a case by case basis at any time.

Performance Units. The Stock Option Committee may grant performance units under which payment may be made to the participant upon the attainment of specific performance goals. Such performance goals will be established by the Stock Option Committee and will relate to the performance of the Company (or any segment thereof) over a specified performance period, as judged under any business criteria deemed appropriate by the Stock Option Committee, including, without limitation, growth in earnings, the ratio of earnings to shareholder's equity or the ratio of earnings to total capital.

The Stock Option Committee shall determine the extent to which the performance targets have been attained, and what, if any, payment is due the participant on the performance unit. Such payment may be made, at the Stock Option Committee's discretion, in cash or common stock of the Company (based on the then current fair market value of such stock).

Supplemental Cash Payments. A stock option, SAR, restricted stock or performance unit award may provide for the Company to make a supplemental cash payment to a participant. Payments may be made for the purpose of, but not limited to, assisting the employee in paying income taxes resulting from an award under the Plan. In no event shall the amount of cash payment exceed the value of the award to which it relates.

During the fiscal year ended June 1, 2007, no incentive stock options or other rights were granted under the Plan to officers and key employees of the Company or its subsidiary. No Executive Officer exercised options during fiscal year 2007. Information concerning outstanding options is set forth in the table entitled "Outstanding Equity Awards".

Health, Welfare, Retirement and Other Benefits

Health and Welfare Benefits

All full-time employees, including the named Executive Officers, may participate in the Company's health and welfare benefit programs, including medical and dental care coverage, disability insurance and life insurance. Additionally, Mr. McCutcheon is reimbursed each year for health costs which are not paid by medical insurance.

Other Perquisites

Mr. McCutcheon is allowed the use of a Company car as part of his employment. Some of this use includes personal use. The value of this personal use is included in "All Other Compensation" in the Summary Compensation Table on page 18. The Company also provides Mr. McCutcheon a yearly allowance for legal and accounting fees.

401 (k) Profit Sharing Plan And Employee Stock Ownership Plan

The Company and its subsidiary each maintain a 401 (k) Profit Sharing Plan and Employee Stock Ownership Plan for the benefit of their employees. All Company employees who qualify pursuant to plan rules (which are generally rules required by the Internal Revenue Code of 1986, as amended) may participate in these plans. Annual contributions are made to the Plans in amounts as determined by the Board of Directors of each company. Contributions to the Employee Stock Ownership Plan are invested in stock of the Company which is held for the account of the participating employees and is distributed to the employees upon their retirement or termination of employment. All contributions to the Profit Sharing Plan and Employee Stock Ownership Plan are allocated to the accounts of the participating employees based upon their annual compensation and each employee account vests 100% in the employee after three years of service. The contribution to the plans for the fiscal year ended June 1, 2007 was $121,583, with the following amounts being credited to the accounts of the following persons named in the Summary Compensation Table: Mark McCutcheon $1,760; Randy Bates $1,325; David Jones $1,325 and Patty Townsend $880. (See Summary Compensation Table on page 18. These amounts are included within "All Other Compensation" shown in this table.)

The Employee Stock Ownership Plan provides that the shares held by the Trustee of this plan are voted by an administrative committee made up of 3 members. The Board of Directors of the Company determines the members of the committee. Present members of the administrative committee are: John S. Stein, Chairman of the Board, Mark W. McCutcheon, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., and Patty Townsend, Chief Financial Officer, Vice President and Secretary of the Company.

Overview of Fiscal Year Compensation

The Company believes that the total compensation paid to its Executive Officers for the fiscal year ended June 1, 2007 is consistent and in accordance with the overall objectives of the executive compensation program and achieves the goal of a competitive compensation package for the Executive Officers.

Employment Agreements, Severance Benefits and Change in Control Provisions

The Company has a non-qualified Salary Continuation Plan established for the benefit of the Company's Chief Executive Officer, Mark W. McCutcheon. The Company entered into this Salary Continuation Plan, on May 15, 2002, to ensure the performance of his role in the Company for an extended period of time. In addition, the Company also considered the critical nature of the position and the Company's need to retain him when it committed to establish this plan. The Salary Continuation Plan provides for payments of up to $120,000 per year, as adjusted for inflation, for 15 years following death or retirement at age 65. In the event of disability prior to retirement, the yearly benefit of $120,000 is reduced by any payments of social security disability benefits and long term disability benefits which were funded or provided by the Company. The Salary Continuation Plan may be amended or terminated by the Company's Board of Directors, except that in the event of a change of control in the Company, the Salary Continuation Plan becomes irrevocable. The Plan is funded in part with life insurance on the life of Mr. McCutcheon, and during fiscal year 2007, insurance premiums of $46,910 were paid by the Company.

The Company has granted stock options that remain outstanding under the Long Term Incentive Plan. The Long Term Incentive Plan contains certain discretionary "change in control" provisions so that the Board of Directors may provide, if needed, incentives to executives to remain with the Company through the closing of any sale of the Company or its business.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the Chief Executive Officer and to the four other most highly compensated Executive Officers, unless the compensation is considered performance based. The compensation disclosed in this report does not exceed the $1 million limit, and executive compensation for the last fiscal year is also expected to qualify for deductibility. The Company currently intends to structure the performance-based portion of its Executive Officers' compensation to achieve maximum deductibility under Section 162(m) of the Code with minimal sacrifices in flexibility and corporate objective.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of the Company's compensation programs. It is the Company's belief that achieving its compensation objectives set forth above is more important than the benefit of tax deductibility and the Company reserves the right to maintain flexibility in how it compensates its Executive Officers that may result in limiting the deductibility of amounts of compensation from time to time.

Report of the Compensation Committee

The Compensation Committee (and its members in their capacity as the Stock Option Committee) has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussion the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee: J. Wallace Nall, Jr., John S. P. Samford, James I. Rotenstreich, John S. Stein, Joann F. Bashinsky and F. Wayne Pate.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal years 2005, 2006, and 2007 earned by or paid to the Chief Executive Officer, Chief Financial Officer and the other most highly compensated Executive Officers whose total compensation exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (1)	Total ($)
Mark W. McCutcheon (a)	2007	$227,000	$20,791	—	---	$42,951	$22,007	$312,749
President and	2006	$221,000	$ 6,253	—	—	$38,058	$16,645	$281,956
Chief Executive Officer and President of Golden Flake Snack Foods, Inc.	2005	$215,000	---	—	---	$34,178	$15,609	$264,787
Randy Bates (b)	2007	$158,000	$15,594	—	—	---	$1,325	$174,919
Executive Vice President	2006	$153,000	$ 4,690	—	—	---	$1,230	$158,920
of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc.	2005	$148,000	---	—	—	---	$1,197	$149,197
David Jones (c)	2007	$156,000	$15,594	—	—	---	$1,325	$172,919
Executive Vice President	2006	$150,000	$ 4,690	—	—	---	$1,223	$155,913
of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc.	2005	$145,000	—	—	—	---	$1,165	$146,165
Patty Townsend (d)	2007	$110,000	$ 10,396	—	—	---	$ 880	$121,276
Chief Financial Officer	2006	$104,000	$ 3,127	—	—	---	$ 832	$107,959
Vice President, Secretary and Controller	2005	$ 99,000	---	—	—	---	$ 743	$ 99,743

(1) The compensation represented by the amounts set forth in the All Other Compensation column is detailed in the following table, except as noted:

Name	Company Contributions to 401(k) ($)	Company Contributions to Stock Plan ($)	Perquisites	Company Paid Life Insurance	Total All Other Compensation
Mark W. McCutcheon	$1,760	---	$19,610	$637	$22,007
Randy Bates	$1,325	---	(e)		$ 1,325
David Jones	$1,325	---	(e)		$ 1,325
Patty Townsend	$ 880	---	(e)		$ 880

(a) Mark W. McCutcheon has served as President and Chief Executive Officer of the Company since April 4, 2001. He has served as President of Golden Flake Snack Foods, Inc. since November 1, 1998.

(b) Randy Bates has served as Executive Vice President of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc. since October 26, 1998.

(c) David Jones has served as Executive Vice President of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc. since May 20, 2002. He was Vice President of Manufacturing from 1998 to 2002 and Vice President of Operations from 2000 to 2002.

(d) Patty Townsend has served as Chief Financial Officer, Vice-President and Secretary of the Company since March 1, 2004. She has served as Controller of Golden Flake Snack Foods, since March 15, 1997.

(e) Total Perquisites for Randy Bates, David Jones and Patty Townsend were less than $10,000 per individual.

Discussion of Summary Compensation

The Company's executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table was paid, are described above under "Compensation Discussion and Analysis."

Indemnification Arrangements

The Company's Certificate of Incorporation provides that the Company indemnify and hold harmless each of its directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

The Certificate of Incorporation also provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

- for breach of his or her duty of loyalty to the Company or to the stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or
- for any improper benefit.

The Company has executed with each Director a written Indemnification Agreement which includes the items set forth above.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at June 1, 2007 with the Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price(2)	Option Expiration Date
Mark W. McCutcheon	60,000	20,000 @ $3.50	4/8/2009
CEO		40,000 @ $3.81	10/15/2011
Randy Bates	29,000	29,000 @ $3.81	10/15/2011
David Jones	30,000	30,000 @ $3.81	10/15/2011
Patty Townsend	20,000	20,000 @ $3.81	10/15/2011

(1) Fully vested

(2) As of June 1, 2007, the value of the Company's Common Stock was $3.12 per share.

Compensation of Directors

During the fiscal year ended June 1, 2007, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

The following table provides compensation information for the year ended June 1, 2007 for each of the independent members of the Board.

Name	Total Director Compensation ($)
Edward R. Pascoe	$15,600
James I. Rotenstreich	$17,600
John S.P. Samford	$17,600

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, the Compensation Committee consisted of John S. Stein, John S.P. Samford, James I. Rotenstreich, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate, all of whom are non-employee directors. To the Company's knowledge, none of its Executive Officers serve as a member of the Compensation Committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company's Board or Compensation Committee. None of the persons who are members of the Compensation Committee have been employed by the Company within the last three fiscal years.

CERTAIN TRANSACTIONS

During the fiscal year ended June 1, 2007, the law firm of Spain & Gillon, L.L.C., of which John P. McKleroy, Jr. is a member, served as General Counsel and performed various legal services for the Company and its subsidiary for which it was paid legal fees of $243,734. The firm will continue to perform legal services for the current fiscal year.

Golden Flake owns a Cessna Citation II Airplane for business use. Sloan Y. Bashinsky, Sr., who died on August 2, 2005, leased the plane for personal use of up to 100 flight hours per year. The lease required monthly payments of $20,000. This lease with Mr. Bashinsky expired on January 31, 2006. On February 1, 2006, Joann F. Bashinsky, the wife of Sloan Y. Bashinsky, Sr., executed a new lease with Golden Flake to lease the airplane for personal use of up to 100 flight hours per year. This lease also requires monthly payments of $20,000. During fiscal year 2007, Mr. Bashinsky, his estate and Mrs. Bashinsky paid lease payments to Golden Flake of $240,000, and also paid all flight crew expenses for flights used under the leases. Both leases were structured so that the costs of ownership, maintenance, and operation of the plane to Golden Flake are offset by the lease payments and payment of the flight crew expenses on flights used under the leases. The lease with Mrs. Bashinsky is for a term of one year and automatically renews annually on each February 1, unless Golden Flake or Mrs. Bashinsky elects to terminate the same. The current lease term will expire on January 31, 2008. The use of the plane under the lease is coordinated with Golden Flake so as not to interfere with Golden Flake's business use.

The Company believes that these transactions were on terms equal to or better than those available from unaffiliated third parties.

The Audit Committee Charter requires that the Audit Committee review and approve or ratify all related party transactions. Accordingly, the Audit Committee reviewed, approved and ratified the above-described related party transactions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee reviews with the independent auditors, the Company's Chief Financial Officer and the Company's general counsel the results of the independent auditor's annual report on the Company's financial statements. The Audit Committee selects and engages the Company's independent auditors and performs such additional functions as are necessary or prudent to fulfill the Committee's duties and responsibilities and reports its recommendations and findings to the full Board of Directors.

The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed and reassessed for adequacy on an annual basis. A copy of the Charter is attached to this Proxy Statement as Appendix 1.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended June 1, 2007 with management. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 ("SAS 61"). The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors their independence. The Audit Committee has also discussed with the management of the Company and the independent auditors, such other matters and received such assurances from them as deemed appropriate by the Audit Committee.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee has considered whether the provision of the non-audit services performed by Dudley, Hopton-Jones, Sims and Freeman PLLP, as described on Page 22 hereof is compatible with maintaining Dudley, Hopton-Jones, Sims and Freeman PLLP's independence.

The Audit Committee reviewed, approved and ratified the related party transactions set forth and described in "Certain Transactions" on Page 21 hereof.

Members of the Audit Committee: James I. Rotenstreich, John S. P. Samford and Edward R. Pascoe.

INDEPENDENT ACCOUNTANTS

Dudley, Hopton-Jones, Sims & Freeman PLLP, Certified Public Accountants ("Dudley, Hopton-Jones") were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the Company's financial statements for the fiscal year ended June 1, 2007. Dudley, Hopton-Jones has served as independent auditors to the Company since 1977. Representatives of Dudley, Hopton-Jones will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

During the fiscal years ended 2007 and 2006, Dudley, Hopton-Jones provided various audit and non-audit services to the Company and its subsidiary. As part of their services as the Company's auditors, they audited the consolidated financial statements of the Company and its subsidiary, the individual financial statements of the Company and Golden Flake Snack Foods, Inc. and its subsidiary and also reviewed the Company's Annual Report (Form 10-K) for filing with the Securities and Exchange Commission.

Fees billed by Dudley, Hopton-Jones:

The following table shows information about fees billed to the Company by Dudley, Hopton-Jones.

	FYE 2007	FYE 2006
Audit Fees (1)	$145,160	$162,375
Audit Related Fees (2)	57,000	46,000
Tax Fees (3)	25,550	23,650
All Other Fees (4)	-0-	-0-

(1) Current FYE 2007 audit fees consist of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and for the timely reviews of quarterly financial statements and assistance with the review of documents filed with the SEC.

(2) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans.

(3) Tax fees consist of the aggregate fees billed for professional services rendered for tax compliance including tax planning, tax advice and the preparation of tax returns and claims for refunds.

(4) All other fees: Dudley, Hopton-Jones did not provide any other services to the Company than those described above nor were there any other fees billed to the Company than those described above.

The Audit Committee is required by its policy to pre-approve all services to be rendered by the Company's Independent Auditors prior to performance of such services. Pre-approval of services may be done in one of two ways, specific pre-approval or general pre-approval. With the use of specific pre-approval, the Audit Committee must specifically pre-approve the services that are to be rendered by the Independent Auditors prior to their engagement to render such services. The Audit Committee has elected to implement the specific pre-approved policy and procedure. As a result, all services provided by the Independent Auditors must be specifically pre-approved by the Audit Committee.

The services of the Independent Auditors described above were specifically pre-approved by the Audit Committee prior to the engagement of the Independent Auditors to render such services.

The Company has not selected the principal accountants to audit its financial statements for the current fiscal year. It is the Company's policy to select its principal accountants after the preceding year's audit has been completed and the Company has had time to consider the selection.

FINANCIAL STATEMENTS

Consolidated Financial Statements of the Company and its subsidiary for the fiscal year ended June 1, 2007 are contained in the 2007 Annual Report to Stockholders which accompanies this Proxy Statement. However, such Report and Financial Statements contained therein are not to be considered a part of this solicitation material since they are not deemed material to the matters to be acted upon at the meeting.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Any stockholder desiring to submit a proposal to be considered by the Board of Directors for inclusion in the proxy statement and form of proxy relating to next year's Annual Meeting of Stockholders must do so in writing received by the Company on or before May 31, 2008. Any other stockholder proposals for the Company's 2008 Annual Meeting of Stockholders must be received no later than July 27, 2008. The proposals must comply with all applicable statues and regulations. Any such proposals should be submitted to Golden Enterprises, Inc., Attention: Patty Townsend, CFO, Vice President & Secretary, One Golden Flake Drive , Birmingham, Alabama 35205.

CODE OF CONDUCT AND ETHICS

Golden Enterprises has adopted a code of Conduct and Ethics that applies to its directors, officers and employees and to all employees of Golden Flake Snack Foods, Inc. The Code of Conduct and Ethics and any amendments thereto, are available on Golden Flake's website at www.goldenflake.com. Any waiver from the Code of Conduct and Ethics for Directors and Officers also will be made available on Golden Flake's website at www.goldenflake.com.

HOUSEHOLDING

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for Proxy Statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Some brokers household Proxy Statements, delivering a single Proxy Statement to multiple stockholders sharing an address. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, please notify your broker. If you would like to receive a separate copy of this Proxy Statement from us directly, please contact us by writing or telephone as follows:

Golden Enterprises, Inc.
One Golden Flake Drive
Birmingham, Alabama 35205
Attention: Patty Townsend, Chief Financial Officer
Telephone: (205) 323-6161

OTHER BUSINESS

It is not anticipated that there will be presented to the meeting any business other than the matters set forth herein and the management was not aware, a reasonable time before this solicitation of proxies, of any other matter which may properly be presented for action at the meeting. If any other business should come before the meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors

John S. Stein
Chairman

APPENDIX 1

Amended and Restated
Charter of the Audit Committee of the Board of Directors of Golden Enterprises, Inc.

(1) Audit Committee Purpose.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities in the following areas:

1. Monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance including the performance of the Company's internal audit function.

2. Monitoring the independence, qualification and performance of the Company's independent auditors.

3. Providing an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties, and the Company shall provide appropriate funding, as determined by the Audit Committee, for the compensation of such retained persons. The Company shall provide appropriate funding, as determined by the Audit Committee, for the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

(2) Audit Committee Composition and Meetings.

Audit Committee members shall meet the qualifications, including the independence and experience requirements, of the NASDAQ listing standards and the rules and regulations of the SEC. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have the necessary accounting or related financial management expertise to meet the requirements of a "financial expert" as defined by the SEC.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee, at each meeting, shall meet with management and the independent auditors to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee should communicate with management, the internal auditors and the independent auditors as, the circumstances dictate, to review the Company's financial statements and significant findings based upon the independent auditors quarterly review procedures. In addition, the Committee, at its discretion, shall meet, from time to time, with the independent auditors without the presence of management.

(3) Audit Committee Responsibilities and Duties.

Review Procedures

(4) Review the adequacy of this Charter at least annually. Submit its recommendations regarding changes to the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

(5) Discuss the Company's annual audited financial statements with management prior to filing or distribution, including significant issues regarding accounting and auditing principles, practices and judgments.

(6) In consultation with the management, the internal auditors and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal auditors, together with management's responses.

(7) Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(8) Discuss disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Independent Auditors

(9) The Audit Committee shall have the sole authority to appoint or replace the independent auditors. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the

independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The independent auditors shall report directly to the Committee.

(10) The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services.

(11) On an annual basis, the Audit Committee should review and discuss with the independent auditors: (a) all significant relationships they have with the Company that could impair the auditors' independence, (b) all critical accounting policies and practices to be used, (c) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (d) any material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(12) The Audit Committee shall ensure its receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1.

(13) Review the independent auditors' audit plan - discuss scope, staffing, locations, reliance upon management and general audit approach.

(14) Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss those matters required to be communicated to audit committees in accordance with AICPA SAS 61 and those matters required to be communicated to audit committees in accordance with SEC rules and regulations.

(15) Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(16) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable *de minimis* exceptions for non-audit services.

Internal Auditors

(17) Review the appointment and replacement of the internal auditor.

(18) Review the significant reports to management prepared by the internal auditor and management's responses.

(19) Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit function.

Legal Compliance

(20) On at least an annual basis, review with the Company's counsel any legal matters that could have a material impact on the Company's financial statements and with management any reports or inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

(21) Cause to be prepared the report to shareholders that is required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

(22) Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(23) Review and approval or ratification of transactions with related persons.

(24) Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

(25) Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

IV. Limitation of Audit Committee's Role.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 1, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-4339

GOLDEN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**63-0250005**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

One Golden Flake Drive

Birmingham, Alabama	**35205**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number including area code (205) 458-7316

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Capital Stock, Par Value $0.66²/₃

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (as defined in Rule 12b-2 of the Act). (Check One)

Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer (X)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of August 3, 2007. Common Stock, Par Value $0.66²/₃ --$17,404,389

Indicate the number of shares outstanding of each of the Registrant's Classes of Common Stock, as of August 3, 2007.

Class	Outstanding at August 3, 2007
Common Stock, Par Value $0.66²/₃	11,835,234 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 20, 2007 are incorporated by reference into Part III.

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT –2007
GOLDEN ENTERPRISES, INC.

PART I

ITEM 1. – BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake"). Golden Enterprises is paid a fee by Golden Flake for providing management services for it.

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. On June 15, 1963, the Company purchased Don's Foods, Inc. a Tennessee corporation which was merged into the Company on December 10, 1966. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

The Company owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc.

Golden Flake Snack Foods, Inc.

General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. These products are all packaged in flexible bags or other suitable wrapping material. Golden Flake also sells a line of cakes and cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label. No single product or product line accounts for more than 50% of Golden Flake's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials.

Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by Golden Flake consists of farm commodities which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and supply available. Golden Flake has no control over the agricultural aspects and its profits are affected accordingly.

Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama and in parts of Tennessee, Kentucky, Georgia, Florida, Mississippi, Louisiana, North Carolina, South Carolina, Arkansas, Missouri and Texas. The products are distributed by approximately 470 route salesmen and independent distributors who are supplied with selling inventory by the Company's trucking fleet which operates out of Birmingham, Alabama, Nashville, Tennessee, and Ocala, Florida. All of the route salesmen are employees of Golden

Flake and use the direct-store delivery system. Golden Flake is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on its business. No single customer accounts for more than 10% of its total sales. Golden Flake has a fleet of 821 company owned vehicles to support the route sales system, including 45 tractors and 122 trailers for long haul delivery to the various company warehouses located throughout its distribution areas, 591 store delivery vehicles and 63 cars and miscellaneous vehicles.

Competition

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake is unable to state its relative position in the industry. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products.

Employees

Golden Flake employs approximately 970 employees. Approximately 584 employees are involved in route sales and sales supervision, approximately 274 are in production and production supervision, and approximately 112 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are two of the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. Golden Flake considers its relations with its employees to be excellent.

Golden Flake has a 401(k) Profit Sharing Plan and an Employee Stock Ownership Plan designed to reward the long term employee for his/her loyalty. In addition, the employees are provided medical insurance, life insurance, and an accident and sickness salary continuance plan. Golden Flake believes that its employee wage rates are competitive with those of its industry and with prevailing rates in its area of operations.

Other Matters

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available via the Company's website. The website address is www.goldenflake.com. All required reports are made available on the website as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission.

Environmental Matters

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

Recent Developments

No significant changes have occurred in the kinds of products manufactured or in the markets or methods of distribution, and no material changes or developments have occurred in the business done and intended to be done by Golden Flake.

Executive Officers Of Registrant And Its Subsidiary

Name and Age	Position and Offices with Management
John S. Stein, 70	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is elected Chairman annually, and his present term will expire on June 1, 2008.
Mark W. McCutcheon, 52	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly owned subsidiary of the Company. He was elected President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected Chief Executive Officer and President of the Company and President of Golden Flake annually, and his present terms will expire on June 1, 2008.
Patty Townsend, 49	Ms. Townsend is Chief Financial Officer, Vice President and Secretary of Golden Enterprises, Inc. and Controller of Golden Flake Snack Foods, Inc. a wholly owned subsidiary of the Company. She was elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004 and Controller of Golden Flake on March 15, 1997. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present term of office will expire on June 1, 2008.
Randy Bates, 53	Mr. Bates is Executive, Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present term of office will expire on June 1, 2008.
David Jones, 55	Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present term of office will expire on June 1, 2008.

ITEM 1A. – RISK FACTORS

Important factors that could cause the Company's actual business results, performance or achievements to differ materially from any forward looking statements or other projections contained in this Annual Form 10-K Report include, but are not limited to the principal risk factors set forth below. Additional risks and uncertainties, including risks not presently known to the Company, or that it currently deems immaterial, may also impair the Company's business and or operations. If the events, discussed in these risk factors occur, the Company's business, financial condition, results of operations or cash flow could be adversely affected in a material way and the market value of the Company's common stock could decline.

Competition

Price competition and consolidation within the Snack Food industry could adversely impact the Company's performance. The Company's business requires significant marketing and sales effort to compete with larger companies. These larger competitors sell a significant portion of their products through discounting and other price cutting techniques. This intense competition increases the possibility that the Company could lose one or more customers, lose market share and/or be forced to increase discounts and reduce pricing, any of which could have an adverse impact on the Company's business, financial condition, results of operation and/or cash flow.

Commodity and Energy Cost Fluctuations

Significant commodity price fluctuations for certain commodities purchased by the Company, particularly potatoes, could have a material impact on results of operations. In an attempt to manage commodity price risk, the Company, in the normal course of business, enters into contracts to purchase pre-established quantities of various types of raw materials, at contracted prices based on expected short term needs. The Company can also be adversely impacted by changes in the cost of natural gas and other fuel costs. Long term increases in the cost of natural gas and fuel costs could adversely impact the Company's cost of sales and selling, marketing and delivery expenses.

There are other risks and factors not described above that could also cause actual results to differ materially from those in any forward looking statement made by the Company.

ITEM 1B. – UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. – PROPERTIES

The headquarters of the Company are located at One Golden Flake Drive, Birmingham, Alabama 35205. The properties of the subsidiary are described below.

Golden Flake

Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located at One Golden Flake Drive, Birmingham, Alabama, and are situated on approximately 40 acres of land which is serviced by a railroad spur track. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. Golden Flake maintains a garage and vehicle maintenance service center from which it services, maintains, repairs and rebuilds its fleet and delivery trucks. Golden Flake has adequate employee and fleet parking.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet, with allowance for future expansion, and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures tortilla chips and potato chips from this facility.

The manufacturing plants, office headquarters and additional lands are owned by Golden Flake free and clear of any debts.

Distribution Warehouses

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur, Marietta and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida and New Orleans, Louisiana. The warehouses vary in size from 2,400 to 8,000 square feet. All distribution warehouses are owned free and clear of any debts.

Vehicles

Golden Flake owns a fleet of 821 vehicles which includes 591 route trucks, 45 tractors, 122 trailers and 63 cars and miscellaneous vehicles. There are no liens or encumbrances on Golden Flake's vehicle fleet. Golden Flake also owns a 1987 Cessna Citation II aircraft.

ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended June 1, 2007 and June 2, 2006 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

	Market Price		
Quarter Year Ended 2007	High Price	Low Price	Dividend Paid Per share
First quarter (13 weeks ended September 1, 2006)	$3.25	$2.61	$.0313
Second quarter (13 weeks ended December 1, 2006)	3.65	2.95	.0313
Third quarter (13 weeks ended March 2, 2007)	3.25	2.77	.0313
Fourth quarter (13 weeks ended June 1, 2007)	3.21	2.81	.0313

Quarter Year Ended 2006	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended September 2, 2005)	$4.89	$3.43	$.0313
Second quarter (13 weeks ended December 2, 2005)	4.85	3.07	.0313
Third quarter (13 weeks ended March 3, 2006)	3.46	2.80	.0313
Fourth quarter (13 weeks ended June 2, 2006)	3.60	2.32	.0313

As of August 3, 2007, there were approximately 1,159 shareholders of record.

Shareholder Return Performance Graph

The following graph illustrates, for the period commencing May 31, 2002, and ending June 1, 2007, the yearly percentage change in the cumulative total shareholder return on the Company's common stock as compared with the cumulative total returns of other companies included within the NASDAQ Stock Market (U.S. Companies) Index and the Company's Peer Group.

The Company has selected a Peer Group consisting of the four publicly-traded companies named below which are in the snack food industry. Most of the Company's direct competitors and peers are privately-held companies or subsidiaries or divisions of larger publicly-held companies so that the available members of the Peer Group are limited.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Golden Enterprises, Inc., The NASDAQ Composite Index
And A Peer Group
$250
$200
$150
$100
$50
$0
5/31/02
5/31/03
5/31/04
6/5/05
6/2/06
6/1/07
Golden Enterprises, Inc.
NASDAQ Composite
Peer Group

* $100 invested on 5/31/02 in stock or index-including reinvestment of dividends.
Index calculated on month-end basis.

This graph assumes that $100 was invested in the Company's common stock on May 31, 2002, in the NASDAQ Stock Market (U.S. Companies) Index and in the Peer Group, which consisted of Lance, Inc., J & J Snack Foods Corp., Tasty Baking Co. and Ralcorp Holdings, Inc. and that dividends were re-invested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

The following table provides Equity Compensation Plan information under which equity securities of the Registrant are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of out-standing options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	369,000	$3.776	130,000
Equity compensation plans not approved by security holders	0	0	0
Total	369,000	$3.776	130,000

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any shares of its common stock during the fiscal year ended June 1, 2007.

ITEM 6. – SELECTED FINANCIAL DATA

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

Operations	2007	2006	2005	2004	2003
Net sales	$ 110,827	$ 106,547	$ 103,144	$ 97,583	$ 96,604
Gain on sales of assets	488	139	107	14	304
Other Income	432	483	521	499	506
Total revenues	111,747	107,169	103,772	98,096	97,414
Cost of sales	57,978	57,019	55,400	51,243	50,748
Selling, general and administrative expenses	51,481	49,168	48,022	46,595	47,686
Interest	273	295	255	220	269
Income before income taxes	2,015	687	95	38	(1,289)
Federal and state income taxes	802	398	(110)	84	(361)
Net income (loss)	$ 1,213	$ 289	$ (15)	$ (46)	$ (928)
Financial data					
Depreciation and amortization	$ 2,268	$ 2,285	$ 2,268	$ 2,347	$ 2,490
Working capital	4,265	4,050	5,328	6,697	8,337
Long-term debt	1,582	1,915	2,426	2,327	3,862
Stockholders' equity	19,450	19,716	20,907	22,456	24,078
Total assets	33,325	33,728	34,402	33,623	36,492
Common stock data					
Earnings per share (basic)	$ 0.10	$ 0.02	$ -	$ -	$ (0.08)
Earnings per share (diluted)	0.10	0.02	-	-	(0.08)
Dividends	0.1250	0.1250	0.1250	0.1250	0.1875
Book value	1.64	1.67	1.77	1.89	2.20
Price range	3.65-2.61	4.89-2.32	4.15-2.01	3.50-2.15	5.530-1.640
Financial statistics					
Current ratio	1.37	1.36	1.54	1.84	2.09
Net income (loss) as percent of total revenues	1.09%	0.27%	(0.01)%	(0.04)%	(0.95)%
Net income (loss) as percent of total stockholders' equity (a)	6.24%	1.47%	(0.07)%	(0.20)%	(5.10)%
Other data					
Weighted average common shares outstanding	11,835,330	11,835,330	11,846,419	11,879,891	11,883,305
Common shares outstanding at year end	11,835,330	11,835,330	11,835,330	11,852,830	11,883,305
Approximate number of stockholders	1,159	1,500	1,500	1,500	1,500

(a) Average amounts at beginning and end of fiscal year

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

OVERVIEW

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, popcorn, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by approximately 470 route representatives and independent distributors who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. The issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of the fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general, and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $8.8 million, $10.5 million and $11.6 million for the years ended 2007 2006 and 2005, respectively. There was no resulting impact on net operating results from adopting EITF 01-09.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. The Company records a general reserve based on analysis of historical data. In addition, the Company records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At June 1, 2007 and June 2, 2006, the Company had accounts receivables in the amount of $8.5 million and $8.4 million, net of an allowance for doubtful accounts of $0.1 million and $0.1 million, respectively.

The following table summarizes the Company's customer accounts receivable profile as of June 1, 2007:

Amount Range	No. of Customers
Less than $1,000.00	1,189
$1,001.00-$10,000.00	581
$10,001.00-$100,000.00	122
$100,001.00-$500,000.00	7
$500,001.00-$1,000,000.00	2
$1,000,001.00-$2,500,000.00	0
Total All Accounts	1,901

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain expenses in an effort to record those expenses in the period incurred. The most significant estimates relate to insurance-related expenses, including self-insurance and a salary continuation plan for certain key executives of the Company. The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a margin of error to account for changes in inflation; health care costs, compensation and litigation cost trends as well as estimated future incurred claims. The Company utilized a 75% confidence level for estimating the ultimate outstanding casualty liability. Approximately 75% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 50% factor, the liability would have been reduced by approximate $0.2 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.2 million.

The Company used a 5% investment rate to discount the estimated claims based on the historical payout pattern during 2007 and 2006. A one percentage point change in the discount rate would have impacted the liability by approximately $51,300.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of June 1, 2007, the Company's casualty reserve was $1.9 million and at June 2, 2006 the casualty reserve was $1.9 million.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

OTHER MATTERS

Transactions with related parties, included in Note 12 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $4.3 million at June 1, 2007 compared to $4.1 million at June 2, 2006. Net cash provided by operations amounted to $4.6 million in fiscal year 2007, $2.6 million in fiscal year 2006 and $2.4 million in fiscal year 2005. During 2007, the principal source of liquidity for the Company's operating needs was provided from operating activities, credit facilities and cash on hand.

Additions to property, plant and equipment are expected to be about $1.5 million in 2008.

Cash dividends of $1.5 million were paid each of the fiscal years 2007, 2006, and 2005, respectively.

No cash was used to purchase treasury shares in fiscal 2007 and 2006.

During fiscal 2007, the Company's debt proceeds net of re-paid debt was ($0.4) million.

The following table summarizes the significant contractual obligations of the Company as of June 1, 2007:

Contractual Obligations	Total	Current	2-3 Years	4-5 Years	Thereafter
Notes Payable	$ 270,625	$ 270,625	$ -	$ -	$ -
Vehicle Lease	479,531	109,713	219,426	150,392	-
Salary Continuation Plan	1,704,314	121,877	274,941	322,474	985,022
Total Contractual Obligations	$ 2,454,470	$ 502,215	$ 494,367	$ 472,866	$ 985,022

Other Commitments

The Company had letters of credit in the amount of $2,668,846 outstanding at June 1, 2007 to support the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $2 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line of credit debt at June 1, 2007 was $622,950 with an interest rate of 8.25%.

The Company's current ratio at year end was 1.37 to 1.00.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

OPERATING RESULTS

Net sales increased by 4% in fiscal year 2007, 3% in fiscal year 2006, and 6% in fiscal year 2005. Fiscal 2005 included an extra week of sales. If the extra week is excluded, the increase in net sales for fiscal 2006 would have been 5%.

Cost of sales as a percentage of net sales amounted to 52.3%, 53.5% and 53.7% in 2007, 2006 and 2005 respectively.

Selling, general and administrative expenses were 46.5% of net sales in 2007, 46.1% in 2006 and 46.5% in 2005.

The Company's effective tax rates for 2007, 2006 and 2005 were 39.8%, 58.0% and 115.7%, respectively. Note 7 to the Consolidated Financial Statements provide additional information about the provision for income taxes.

The following tables compare manufactured products to resale products for the fiscal years ended June 1, 2007, June 2, 2006, and June 3, 2005:

Manufactured Products-Resale Products

	2007		2006		2005	
Sales		%		%		%
Manufactured Products	$ 88,827,470	80.1%	$ 84,401,413	79.2%	$ 81,847,745	79.4%
Resale Products	21,999,455	19.9%	22,145,283	20.8%	21,296,234	20.6%
Total	$ 110,826,925	100.0%	$ 106,546,696	100.0%	$ 103,143,979	100.0%
Gross Margin		%		%		%
Manufactured Products	$ 45,757,596	51.5%	$ 43,305,008	51.3%	$ 42,061,821	51.4%
Resale Products	7,091,931	32.2%	6,222,787	28.1%	5,682,257	26.7%
Total	$ 52,849,527	47.7%	$ 49,527,795	46.5%	$ 47,744,078	46.3%

MARKET RISK

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents and bank loans, and commodity prices affecting the cost of its raw materials.

The Company's cash equivalents consist of short-term marketable securities. Presently these are variable rate money market funds. Its bank loans also carry variable rates. Assuming year end 2007 variable rate investment levels and bank loan balances, a one-point change in interest rates would impact interest income by $2,538 and interest expense by $2,706.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

INFLATION

Certain costs and expenses of the Company are affected by inflation, and the Company's prices for its products over the past several years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Higher fuel and commodity costs continue to be a challenge.

ENVIRONMENTAL MATTERS

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs and effectiveness of sales and marketing activities, as described in the Company's filings with Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date which they are made.

RECENT DEVELOPMENTS

The Company continues to review and analyze its internal audit program and has directed senior management to dedicate resources and take steps to strengthen controls. The company engaged the services of a third party consultant to assist in its review and analysis. The Company is identifying and implementing actions to improve the effectiveness of procedures and internal controls, including enhanced training with respect to financial reporting and disclosure responsibilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and waster material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SAFS No. 151 did not have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. Beginning June 3, 2006, we adopted SFAS No. 123R "Share Based Payment". We adopted the "modified prospective method" in adopting SFAS 123R. The adoption of SFAS 123R did not have a material effect on the current period financial position results of operations, or cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken. FIN 48 is not expected to have a material impact on our results of operations or financial positions.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant impact on the Company's results of operations or financial position.

In September 2005, FASB issued its consensus on EITF Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty.* This consensus concludes that an entity is required to treat sales and purchases of inventory between the entity and the same counterparty as one transaction for purposes of applying APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, when the transactions are entered into in contemplation of each other. The consensus should be applied to new arrangements entered into, or modifications or renewals of existing arrangements, in the first interim or annual reporting period beginning after March 15, 2006. This consensus did not have a material effect on the Company's financial position, results of operation or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on our financial condition, results of operations or cash flows.

ITEM 7 A. - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations- Market Risk beginning on page 16.

ITEM 8. - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended June 1, 2007, consisting of the following, are contained herein:

Consolidated Balance Sheets	- As of June 1, 2007 and June 2, 2006
Consolidated Statements of Operations	- Fiscal years ended 2007, 2006, and 2005
Consolidated Statements of Changes in Stockholders' Equity	- Fiscal years ended 2007, 2006, and 2005
Consolidated Statements of Cash Flows	- Fiscal years ended 2007, 2006, and 2005
Notes to Consolidated Financial Statements	- Fiscal years ended 2007, 2006, and 2005
Quarterly Results of Operations	- Fiscal years ended 2007 and 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of June 1, 2007 and June 2, 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the three year period ended June 1, 2007. Our audits also included the financial statement schedule listed at Item 15(a) Schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of June 1, 2007 and June 2, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the three year period ended June 1, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considering in relation to the basic consolidated financial statements, taken as a whole, presents fairly, in all material respects, the information set forth therein.

Birmingham, Alabama
July 31, 2007

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of June 1, 2007 and June 2, 2006
ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 706,852	$ 321,627
Receivables:		
Trade accounts	8,559,984	8,477,457
Other	11,358	19,321
	8,571,342	8,496,778
Less: Allowance for doubtful accounts	112,915	133,422
	8,458,427	8,363,356
Notes receivable, current	58,126	53,672
	8,516,553	8,417,028
Inventories:		
Raw materials	1,340,389	1,425,605
Finished goods	3,035,285	2,850,466
	4,375,674	4,276,071
Prepaid expenses	1,622,900	1,608,459
Deferred income taxes	583,179	669,976
Total current assets	15,805,158	15,293,161
PROPERTY, PLANT AND EQUIPMENT		
Land	2,962,283	3,010,974
Buildings	16,641,960	16,628,236
Machinery and equipment	37,563,985	36,561,024
Transportation equipment	15,112,873	15,662,458
	72,281,101	71,862,692
Less: Accumulated depreciation	59,324,468	58,279,641
	12,956,633	13,583,051
OTHER ASSETS		
Notes receivable, long-term	1,658,630	1,716,756
Cash surrender value of life insurance	2,253,412	2,431,626
Other	651,595	703,488
Total other assets	4,563,637	4,851,870
TOTAL	$ 33,325,428	$ 33,728,082

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Checks outstanding in excess of bank balances	$ 1,385,663	$ 2,619,026
Accounts payable	3,760,499	2,210,026
Accrued income taxes	318,198	509,318
Current portion of long-term debt	270,625	750,177
Line of credit outstanding	622,950	313,923
Other accrued expenses	5,060,758	4,727,753
Salary continuation plan	121,877	112,536
Total current liabilities	11,540,570	11,242,759
LONG-TERM LIABILITIES		
Note payable - bank, non-current	-	253,618
Salary continuation plan	1,582,437	1,661,363
Deferred income taxes	752,298	854,028
Total long-term liabilities	2,334,735	2,769,009
STOCKHOLDERS' EQUITY		
Common stock - $.66 2/3 par value:		
Authorized 35,000,000 shares;		
issued 13,828,793 shares	9,219,195	9,219,195
Additional paid-in capital	6,497,954	6,497,954
Retained earnings	14,410,568	14,676,759
Treasury shares - at cost (1,993,463 shares in 2007 and 2006)	(10,677,594)	(10,677,594)
Total stockholders' equity	19,450,123	19,716,314
TOTAL	$ 33,325,428	$ 33,728,082

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

	2007	2006	2005
Net sales	$ 110,826,925	$ 106,546,696	$ 103,143,979
Cost of sales	57,977,398	57,018,901	55,399,901
Gross margin	52,849,527	49,527,795	47,744,078
Selling, general and administrative expenses	51,481,437	49,168,289	48,022,149
Operating income (loss)	1,368,090	359,506	(278,071)
Other income (expenses):			
Gain on sale of assets	488,174	138,884	107,382
Interest expense	(273,209)	(294,549)	(255,132)
Other income	432,084	483,481	520,862
Total other income (expenses)	647,049	327,816	373,112
Income before income tax	2,015,139	687,322	95,041
Provision for income taxes	801,905	398,386	109,965
Net income (loss)	$ 1,213,234	$ 288,936	$ (14,924)
PER SHARE OF COMMON STOCK			
Basic earnings	$ 0.10	$ 0.02	$ -
Diluted earnings	$ 0.10	$ 0.02	$ -

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - May 29, 2004	$ 9,219,195	$ 6,497,954	$ 17,363,237	$ (10,624,602)	$ 22,455,784
Net loss - 2005	-	-	(14,924)	-	(14,924)
Cash dividends paid	-	-	(1,481,065)	-	(1,481,065)
Treasury shares purchased	-	-	-	(52,992)	(52,992)
Balance - June 3, 2005	9,219,195	6,497,954	15,867,248	(10,677,594)	20,906,803
Net income - 2006	-	-	288,936	-	288,936
Cash dividends paid	-	-	(1,479,425)	-	(1,479,425)
Balance - June 2, 2006	9,219,195	6,497,954	14,676,759	(10,677,594)	19,716,314
Net income - 2007	-	-	1,213,234	-	1,213,234
Cash dividends paid	-	-	(1,479,425)	-	(1,479,425)
Balance - June 1, 2007	$ 9,219,195	$ 6,497,954	$ 14,410,568	$ (10,677,594)	$ 19,450,123

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from customers	$ 110,731,854	$ 105,874,804	$ 102,944,666
Interest income	144,687	146,072	150,685
Rental income	31,974	36,469	32,471
Other operating cash payments/receipts	255,423	300,940	337,706
Cash paid to suppliers & employees for cost of goods sold	(54,923,539)	(55,762,586)	(53,551,622)
Cash paid for suppliers & employees for selling, general & administrative	(50,336,873)	(47,888,447)	(47,233,583)
Income taxes	(1,007,958)	231,982	3,902
Interest expense	(273,209)	(294,549)	(255,132)
Net cash provided by operating activities	4,622,359	2,644,685	2,429,093
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(1,731,230)	(1,670,021)	(2,700,674)
Proceeds from sale of property, plant and equipment	577,355	188,221	139,644
Collection of notes receivable	53,672	49,558	45,760
Net cash used in investing activities	(1,100,203)	(1,432,242)	(2,515,270)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt proceeds	23,163,475	21,525,001	16,952,546
Debt repayments	(23,587,618)	(22,433,469)	(15,725,922)
Decrease in checks outstanding in excess of bank balances	(1,233,363)	1,125,873	199,619
Purchases of treasury shares	-	-	(52,992)
Cash dividends paid	(1,479,425)	(1,479,425)	(1,481,065)
Net cash used in financing activities	(3,136,931)	(1,262,020)	(107,814)
NET INCREASE IN CASH AND CASH EQUIVALENTS	385,225	(49,577)	(193,991)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	321,627	371,204	565,195
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 706,852	$ 321,627	$ 371,204

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 1,213,234	$ 288,936	$ (14,924)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	2,268,468	2,284,669	2,267,718
Deferred income taxes	(14,933)	(190,049)	172,472
Gain on sale of property and equipment	(488,174)	(138,884)	(107,382)
Change in receivables - net	(95,071)	(671,892)	(199,313)
Change in inventories	(99,603)	(306,004)	(267,018)
Change in prepaid expenses	(14,441)	828,289	(143,805)
Change in cash surrender value of insurance	178,214	149,732	67,209
Change in other assets	51,892	(9,550)	(104,178)
Change in accounts payable	1,550,473	(60,009)	453,156
Change in accrued expenses	333,005	26,027	366,928
Change in salary continuation plan	(69,585)	(65,898)	(61,770)
Change in accrued income taxes	(191,120)	509,318	-
Net cash provided by operating activities	$ 4,622,359	$ 2,644,685	$ 2,429,093

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general principles within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business

The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation

The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the consolidated statements of income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. The Company records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer.

Fiscal Year

The Company ends its fiscal year on the Friday closest to the last day in May. The years ended June 1, 2007, June 2, 2006 and June 3, 2005 included 52, 52, and 53 weeks, respectively.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable and short and long-term debt approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of operations.

Self-Insurance
The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The actuarial calculation includes a margin of error to account for changes in inflation; health care costs, compensation and litigation cost trends as well as estimated future incurred claims.

Advertising
The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Advertising expense amounted to $6,030,702, $5,970,393 and $5,503,641 for the fiscal years 2007, 2006 and 2005, respectively.

Income Taxes
Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Segment Information
The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options
The Company adopted SFAS 123R as of June 3, 2006. SFAS 123R establishes standards for accounting of transactions in which an entity exchanges its equity instruments for goods or services, such as when an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the required service period are to be recognized as compensation cost over the period. In addition, SFAS 123R amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. When we adopted

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

SFAS 123R, we elected the modified prospective application method and prior period amounts have not been restated. As of June 3, 2006, all outstanding options were fully vested. Additionally, no options were granted during the fifty-two week period ended June 1, 2007. The adoption of SFAS 123R did not have a material effect on the current period financial position, results of operations, or cash flows.

Prior to the effective date of SFAS 123R, we followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretation for stock options granted to employees and directors. Because the exercise price of our stock options was equal to or more than fair market value of the underlying stock on the date of grant, no compensation expense was recognized. We adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

The following illustrates the pro-forma information, as required under SFAS No. 123, determined as if we had applied the fair value method of accounting for stock options, during the years ended June 2, 2006 and June 3, 2005:

	Year End	
	2006	2005
Net income (loss) as reported	$ 288,936	$ (14,924)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,458)	(10,458)
Pro-forma net income (loss)	$ 278,478	$ (25,382)
Earnings per share:		
Basic - as reported	$ 0.02	$ -
Basic - Pro-forma	$ 0.02	$ -
Diluted - as reported	$ 0.02	$ -
Diluted - Pro-forma	$ 0.02	$ -

Shipping and Handling Costs

Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $3,257,608 million, $2,991,430 million and $2,788,746 million for the fiscal years 2007, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recently Issued Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and waster material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SAFS No. 151 did not have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. Beginning June 3, 2006, we adopted SFAS No. 123R "Share Based Payment". We adopted the "modified prospective method" in adopting SFAS 123R. The adoption of SFAS 123R did not have a material effect on the current period financial position results of operations, or cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material impact on our results of operations or financial positions.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant impact on the Company's results of operations or financial position.

In September 2005, FASB issued its consensus on EITF Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty*. This consensus concludes that an entity is required to treat sales and purchases of inventory between the entity and the same counterparty as one transaction for purposes of applying APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, when the transactions are entered into in contemplation of each other. The consensus should be applied to new arrangements entered into, or modifications or renewals of existing arrangements, in the first interim or annual reporting period beginning after March 15, 2006. This consensus did not have a material effect on the Company's financial position, results of operation or cash flows.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on our financial condition, results of operations or cash flows.

NOTE 2 – NOTES RECEIVABLE

Notes receivable as of June 1, 2007 and June 2, 2006 consist of the following:

	2007	2006
8% note, due in 120 monthly installments of $3,640 through November 1, 2010, collateralized by property	$ 132,955	$ 164,608
8% note, due in 360 monthly installments of $12,474 through November 1, 2030, collateralized by property	1,583,801	1,605,820
	1,716,756	1,770,428
Less current portion	58,126	53,672
	$ 1,658,630	$ 1,716,756

Maturities at year end

2009	$ 62,951
2010	68,176
2011	51,630
2012	32,804
2013	35,526
Thereafter	1,407,543

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

NOTE 3 – PREPAID EXPENSES

At June 1, 2007 and June 2, 2006, prepaid expenses consist of the following:

	2007	2006
Prepaid slotting fees	$ 220,437	$ 177,479
Other prepaid expenses	1,402,463	1,430,980
	$ 1,622,900	$ 1,608,459

NOTE 4 – OTHER ACCRUED EXPENSES

At June 1, 2007 and June 2, 2006, other accrued expenses consist of the following:

	2007	2006
Accrued payroll	$ 457,398	$ 461,050
Self insurance liability	1,865,200	1,885,500
Accrued vacation	1,230,385	1,402,369
Other accrued expenses	1,507,775	978,834
	$ 5,060,758	$ 4,727,753

NOTE 5 - LINE OF CREDIT

The Company has a line of credit agreement with a local bank which permits borrowing up to $2 million. The balance on the line of credit at June 1, 2007 was $622,950 a rate of 8.25%. The line credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

NOTE 6 – LONG-TERM LIABILITIES

At June 1, 2007 and June 2, 2006, long-term debt consists of the following:

	2007	2006
Note payable - bank - payable in equal monthly installments of $65,108 including interest at the LIBOR index rate plus 1.75% 7.07% at June 1, 2007) through November 30, 2007, secured by equipment	$ 270,625	$ 1,003,795
Less: current portion	270,625	750,177
	$ -	$ 253,618

Other long-term obligations at June 1, 2007 and June 2, 2006 consist of the following:

	2007	2006
Salary continuation plan	$1,704,314	$1,773,899
Less: current portion	(121,877)	(112,536)
	$1,582,437	$1,661,363

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of approximately $42,951, $38,014 and $34,178 for fiscal 2007, 2006 and 2005, respectively.

NOTE 7 – INCOME TAXES

At June 1, 2007, June 2, 2006 and June 3, 2005 the provision for income taxes consists of the following:

	2007	2006	2005
Current:			
Federal	$ 727,167	$ 523,353	$ (55,620)
State	89,671	65,082	(6,890)
	816,838	588,435	(62,510)
Deferred:			
Federal	(13,288)	(169,111)	155,191
State	(1,645)	(20,938)	17,284
	(14,933)	(190,049)	172,475
Total	$ 801,905	$ 398,386	$ 109,965

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2007	2006	2005
Tax on income at statutory rates	$ 685,147	$ 233,689	$ 32,327
(Decrease) increase resulting from:			
State income taxes, less Federal income tax effect	59,183	42,954	(4,547)
Tax exempt interest	(1,818)	(881)	(1,142)
Change in valuation allowance	(49,249)	36,040	57,559
Other - net	108,642	86,584	25,768
Total	$ 801,905	$ 398,386	$ 109,965

NOTE 7 – INCOME TAXES- CONTINUED

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2007	2006
Deferred tax assets		
Salary continuation plan	$ 624,972	$ 650,489
Accrued vacation	451,182	514,248
Contribution carry forward	346,179	423,569
Inventory capitalization	25,167	16,463
Allowance for doubtful accounts	41,406	48,926
Other accrued expenses	146,258	155,421
Gross deferred tax assets before valuation allowance	1,635,164	1,809,116
Less valuation allowance	(219,350)	(268,599)
Total deferred tax assets	1,415,814	1,540,517
Deferred tax liabilities		
Property and equipment	1,504,099	1,659,487
Prepaid expenses	80,834	65,082
Total deferred tax liabilities	1,584,933	1,724,569
Net deferred tax liability	$ (169,119)	$ (184,052)

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Company has trusteed "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401 (k) salary reduction provision. Under this provision, employees can contribute up to fifty percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4% of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan expenses for the years ended June 1, 2007, June 2, 2006, and June 3, 2005 were $121,583, $122,641and $129,529, respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended June 1, 2007, June 2, 2006 and June 3, 2005 were $-0-. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on Employee Stock Ownership Plan shares and forfeitures of terminated participants' non-vested accounts.

NOTE 8 – EMPLOYEE BENEFIT PLANS - CONTINUED

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of each retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

	2007	2006
Accrued salary continuation plan - beginning of year	$ 1,773,899	$ 1,839,797
Benefits accrued	42,951	38,058
Benefits paid	(112,536)	(103,956)
Accrued salary continuation plan - end of year	$ 1,704,314	$ 1,773,899

NOTE 9– LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants may be issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which has sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan, formulate the terms and conditions of award agreements and make all other determinations required in the administration thereof. All options outstanding at the end of the 2007, 2006, and 2005 are exercisable.

The 1996 Plan provides for the granting of the Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants may be made to selected officers and employees, of incentive stock option with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant.

NOTE 9 – LONG-TERM INCENTIVE PLANS – CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	369,000	$ 3.78	369,000	$ 3.78	369,000	$ 3.78
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Outstanding - end of year	369,000	$ 3.78	369,000	$ 3.78	369,000	$ 3.78

Pro forma information regarding net income and earnings per share is presented as if the Company had accounted for its employee stock options under the fair value method. The per share weighted average fair value of the stock options granted during fiscal 2002 was $.25. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 5.05 percent; dividend yield 6.56 percent; expected option life of 5 years; and expected volatility of 15 percent.

The Black-Scholes options pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect an option's fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

NOTE 10 – NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". At June 1, 2007, options on all 369,000 shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. At June 1, 2006, the effect of options was computed on the 40,000 shares of common stock that were dilutive at that time. Options on the remaining 329,000 shares were antidilutive. At June 3, 2005 options on all 369,000 common shares were antidilutive. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares		
	2007	2006	2005
Basic weighted average shares outstanding	11,835,330	11,835,330	11,846,419
Effect of options	-	329	-
	11,835,330	11,835,659	11,846,419

NOTE 11 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclose value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The fair value of notes receivable is estimated by using a discount rate that approximates the current rate for comparable notes. At June 1, 2007 and June 2, 2006 the aggregate fair value was approximately $2,015,145 and $2,090,955 compared to a carrying amount of $1,716,756 and $1,770,428, respectively.

NOTE 11 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -CONTINUED

The interest rate on the Company's long-term debt is reset monthly to reflect the 30 day LIBOR rate. Consequently, the carrying value of the bank debt approximates fair value.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Rental expense was $443,752 in 2007, $354,261 in 2006 and $316,724 in 2005.

In August 2006, the Company entered into various operating lease agreements to replace aging route vans. The current annual obligation under this agreement is $109,713. Future minimum lease commitments for operating leases at June 1, 2007 were as follows:

2008	$	109,713
2009		109,713
2010		109,713
2011		109,713
2012		40,679

The Company leases its airplane to a major shareholder of the Company for approximately $20,000 per month. The lease provides for their personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic renewal at the option of either party.

The Company had letters of credit in the amount of $2,668,846 outstanding at June 1, 2007 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.50% to maintain the letters of credit.

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

The Company is subject to routine litigation and claims incidental to its business. In the opinion of management, such routine litigation and claims should not have a material adverse effect upon the Company's consolidated financial statements taken as a whole.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company's notes receivable require collateral and management believes they are well secured.

NOTE 14 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the years ended June 1, 2007 and June 2, 2006.

Quarter	Net Sales	Net Income (Loss)	Per Share Net Income (Loss)
2007			
First	$ 27,824,938	$ 220,223	$ 0.02
Second	26,596,212	(239,128)	(0.02)
Third	27,124,000	611,428	0.05
Fourth	29,281,775	620,711	0.05
For the year	$ 110,826,925	$ 1,213,234	$ 0.10
2006			
First	$ 26,031,836	$ (64,242)	$ (0.01)
Second	25,430,115	(289,031)	(0.02)
Third	26,819,759	490,297	0.04
Fourth	28,264,986	151,912	0.01
For the year	$ 106,546,696	$ 288,936	$ 0.02

NOTE 15 – SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended June 1, 2007, June 2, 2006 and June 3, 2005:

	2007	2006	2005
Maintenance and repairs	$ 6,394,349	$ 6,274,607	$ 6,036,556
Depreciation	2,268,468	2,284,669	2,267,718
Payroll taxes	2,312,079	2,341,678	2,379,888
Advertising costs	6,030,702	5,970,393	5,503,641

Amounts for other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. – CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company performed an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the fiscal year ended June 1, 2007. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year ended June 1, 2007, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the specified time periods.

(b) Changes in Internal Controls

There has been no change in the Company's Internal Control over financial reporting that occurred during the year ending June 1, 2007 that has materially affective or is reasonably likely to materially affect the Company's Internal Control over financial reporting.

ITEM 9B. – OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of information set forth under the caption Executive Officers of the Registrant and Its Subsidiary which appears in Part I of this Form 10-K on Page 6, the information required by this item is incorporated by reference to the sections entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information," "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct and Ethics" and "Corporate Governance" of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held September 20, 2007.

ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation and Other Information" of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held September 20, 2007. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held September 20, 2007.

ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Transactions" and "Director Independence" of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held September 20, 2007.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held September 20, 2007.

Prior to September 29, 2007, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

PART IV

ITEM 15.- EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – June 1, 2007 and June 2, 2006

Consolidated Statements of Operations- Years ended June 1, 2007, June 2, 2006 and June 3, 2005

Consolidated Statements of Changes in Stockholders' Equity- Years ended June 1, 2007, June 2, 2006, and June 3, 2005

Consolidated Statements of Cash Flows- Years ended June 1, 2007, June 2, 2006 and June 3, 2005

Notes to Consolidated Financial Statements

(a) 2. LIST OF FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements schedule is included in Item 15 (c):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

(a) 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

(10) Material Contracts.

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.7 Equipment Purchase and Sale Agreement dated October 2000 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., sold the Nashville, Tennessee Plant Equipment (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.8 Real Property Contract of Sale dated October 2000 whereby Golden Flake Snack Foods, Inc. sold the Nashville, Tennessee Plant Real Property (incorporated by reference as Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11 Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.12 Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.13 Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.14 Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.15 Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006 (incorporated by reference to Exhibit 10.15 to Golden Enterprises, Inc. June 2, 2006 Form 10-K filed with the Commission).

(14) Code of Ethics

14.1 Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

(18) Letter Re: Change in Accounting Principles

18.1 Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission)

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)

(31) Certifications

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN ENTERPRISES, INC.

By /s/Patty Townsend
Patty Townsend
Vice President, Secretary and Principal Financial Officer

August 24, 2007
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/John S. Stein **John S. Stein**	Chairman of Board	August 24, 2007
/s/Mark W. McCutcheon **Mark W. McCutcheon**	Chief Executive Officer, President and Director	August 24, 2007
/s/Patty Townsend **Patty Townsend**	Vice President, Secretary and Principal Financial Officer	August 24, 2007
/s/F. Wayne Pate **F. Wayne Pate**	Director	August 24, 2007
/s/Edward R. Pascoe **Edward R. Pascoe**	Director	August 24, 2007
/s/John P. McKleroy, Jr. **John P. McKleroy, Jr.**	Director	August 24, 2007
/s/James I. Rotenstreich **James I. Rotenstreich**	Director	August 24, 2007
John S.P. Samford	Director	August 24, 2007
/s/J. Wallace Nall, Jr. **J. Wallace Nall, Jr.**	Director	August 24, 2007
/s/Joann F. Bashinsky **Joann F. Bashinsky**	Director	August 24, 2007

SCHEDULE II

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended June 1, 2007, June 2, 2006 and June 3, 2005

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended June 3, 2005	$185,000	$174,455	$202,988	$156,467
Year ended June 2, 2006	$156,467	$23,676	$46,721	$133,422
Year ended June 1, 2007	$133,422	$41,823	$62,330	$112,915

INDEX TO EXHIBITS

Page

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

Page

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.7 Equipment Purchase and Sale Agreement dated October 2000 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., sold the Nashville, Tennessee Plant Equipment (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.8 Real Property Contract of Sale dated October 2000 whereby Golden Flake Snack Foods, Inc. sold the Nashville, Tennessee Plant Real Property (incorporated by reference as Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11 Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.12 Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.13 Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

		Page
10.14	Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).	
10.15	Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006 (incorporated by reference to Exhibit 10.15 to Golden Enterprises, Inc. June 2, 2006 Form 10-K filed with the Commission).	
14.1	Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).	
(18)	Letter Re: Change in Accounting Principles	
18.1	Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).	
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	52
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	53
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	54
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	55
99.1	A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).	

EXHIBIT 31.1

CERTIFICATION BY MARK W. MCCUTCHEON PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark W. McCutcheon, certify that:

1. I have reviewed this Annual Report on Form 10-K of Golden Enterprises, Inc. ("registrant"), for the fiscal year ended June 1, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2007

/s/ Mark W. McCutcheon
Mark W. McCutcheon
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY PATTY TOWNSEND PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patty Townsend, certify that:

1. I have reviewed this Annual Report on Form 10-K of Golden Enterprises, Inc. ("registrant"), for the fiscal year ended June 1, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 24, 2007

/s/Patty Townsend
Patty Townsend
Vice-President and Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Golden Enterprises, Inc. (the "Company") on Form 10-K for the fiscal year ended June 1, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark W. McCutcheon, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 24, 2007

/s/Mark W. McCutcheon
Mark W. McCutcheon
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Golden Enterprises, Inc. and will be retained by Golden Enterprises, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Golden Enterprises, Inc. (the "Company") on Form 10-K for the fiscal year ended June 1, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patty Townsend, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 24, 2007

/s/Patty Townsend
Patty Townsend
Vice-President and Principal Financial Officer

A signed original of this written statement required by Section 906 has been provided to Golden Enterprises, Inc. and will be retained by Golden Enterprises, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Chairman of SYB, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board of Golden Enterprises, Inc.
Mark W. McCutcheon	President and Chief Executive Officer
Patty Townsend	Chief Financial Officer, Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Patty Townsend	Controller


SALES AREA
Illinois
Indiana
Missouri
North Carolina
Oklahoma
Alabama
Texas
Florida
Length of Time in Area
OVER 30 YEARS
* Existing Plants

GOLDEN ENTERPRISES, INC.

ONE GOLDEN FLAKE DRIVE
BIRMINGHAM, ALABAMA 35205
PHONE: 800-239-2447
FAX: 205-458-7327